UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT

Pursuant to Regulation A of the Securities Act of 1933

For the fiscal year ended December 31, 2025

Masterworks 263, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12207

Delaware	92-3171760
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

1 WORLD TRADE CENTER, 57TH FLOOR, NEW YORK, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Part II.

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Part II.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Annual Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Annual Report, whether as a result of new information, future events or otherwise.

Item 1. Business

As used in this Annual Report, “we,” “our,” “ours,” “us,” or the “Company” refer to Masterworks 263, LLC, a Delaware limited liability company and, as the context requires, the 263 segregated portfolio of Masterworks Cayman, SPC that holds title to the artwork indirectly owned by the Company. “Masterworks” refers to Masterworks, LLC, and or its wholly owned subsidiaries.

Overview

We are a Delaware limited liability company formed on March 27, 2023 to facilitate investment in a single work of art created in 2017 by Shara Hughes (the “Artwork”). We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

On or about April 12, 2023, the Company commenced accepting subscriptions for an offering of up to 34,700 of our Class A ordinary shares pursuant to Regulation A of the Securities Act of 1933, as amended, for aggregate consideration of up to $694,000 (the “Offering”). Each Class A ordinary share was offered at $20.00 per share. The Offering was fully subscribed and a final closing was held on June 8, 2023. All of the proceeds from the Offering were used to pay, directly or indirectly, for the acquisition of a single artwork, and to pay an expense allocation or “true-up” to Masterworks.

During all relevant times following the initial closing of the Offering, title to the Artwork has and will continue to be held by the 263 segregated portfolio (the “Segregated Portfolio”) of Masterworks Cayman, SPC, a Cayman Islands segregated portfolio company (“Masterworks Cayman”). A segregated portfolio company registered under the Cayman Islands Companies Law is a single legal entity which may establish internal segregated portfolios. The Segregated Portfolio is treated as a subsidiary of the Company for financial reporting purposes. The Artwork is and will continue to be the only material asset of the Segregated Portfolio. The Segregated Portfolio will not incur any indebtedness for borrowed money and will not enter into any contracts, except the management services agreement (as amended, the “Services Agreement”) or any amendment or replacement thereof, or as may be necessary in connection with the sale of the Artwork.

Other than activities related to the Offering and the acquisition and maintenance of the Artwork, we have not conducted any other business activities or operations. Our strategy is to hold the Artwork for capital appreciation and to display and promote the Artwork so as to enhance its value and broaden its exposure to the art-viewing public. We will not conduct any business activities except for activities relating to the ownership, maintenance, promotion and the eventual sale of the Artwork.

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Pursuant to the Services Agreement among us, Masterworks Cayman on behalf of the Segregated Portfolio and Masterworks (as amended, the “Services Agreement”) entered into upon the initial closing of the Offering, the Administrator manages all administrative and custodial services relating to our business and pays all ordinary and necessary costs and expenses relating to our business. Until December 31, 2023, in exchange for these services and as reimbursement for these costs and expenses, we issued Class A preferred shares to the Administrator at a rate of 1.5% of the total Class A shares outstanding after giving effect to such issuance, per annum. On December 31, 2023, the parties amended the Services Agreement to provide that the Segregated Portfolio issue its preferred shares to the Administrator at a rate of 1.5% of the total outstanding equity interests of the Segregated Portfolio after giving effect to such issuance, per annum (the “SPC preferred shares”), which are exchangeable on a one-for-one basis into Class A ordinary shares of the Company, in respect of management services on a go-forward basis (together with any other Class A shares issued in respect of management fees, “Management Fee Shares”). Any extraordinary or non-routine costs, payments and expenses, if any, will be paid for by the Administrator, but such extraordinary or non-routine costs and payments will be reimbursed upon the sale of the Artwork or a sale of our Company, as applicable.

We do not expect to generate any material amount of revenues or cash flow unless and until the Artwork is sold. We are totally reliant on Masterworks to maintain the Artwork and administer our business.

The Art Market

The global art market entered a recovery cycle in 2025 following a prolonged downturn. Combined public auction revenue at Christie’s, Sotheby’s and Phillips, rose approximately 15.5% year-over-year to $9.56 billion. This followed a significant contraction in 2024, when global auction revenue at the three major houses declined 26% to $8.27 billion as fewer major estate consignments came to market and sellers shifted toward private sales.

The recovery was heavily weighted to the second half of the year. The first half of 2025 remained soft, with auction sales at the major houses declining approximately 6% year-over-year, though the rate of decline was less severe than in prior periods. Conditions shifted decisively in the second half as several landmark single-owner collections came to market. The November New York auction season was the strongest in three years, realizing approximately $2.2 billion across the major houses, up approximately 53% from November 2024. The season was anchored by the Leonard Lauder collection, which realized $527.5 million at Sotheby’s, and included record-setting results for Gustav Klimt ($236.3 million, the most expensive Modern work sold at auction) and Frida Kahlo ($54.7 million, the most expensive work by a woman artist sold at auction). Sotheby’s auction sales rose 28.7% and Christie’s 7.2% for the full year.

Impressionist and Modern art led the recovery, with year-over-year growth of approximately 31.4%. Post-War and Contemporary art, the categories most relevant to the Company’s portfolio, remained softer, declining 17.7% and 12.3%, respectively, though buyer appetite for quality works with strong provenance remained firm. The use of third-party guarantees continued to rise, reaching approximately 73% of Post-War and Contemporary evening sale lots in the first half of 2025, the highest share since 2016.

The market for female artists continued to gain momentum, with Frida Kahlo’s record sale a notable milestone. Female surrealists including Leonora Carrington, Remedios Varo, and Leonor Fini continued to see strong demand, and Roy Lichtenstein emerged as the top-selling Post-War artist by annual sales value, driven by estate consignments.

The Post-War & Contemporary Art category has exhibited price appreciation at an estimated annualized rate of 10.24% from 1995 to 2025, versus 10.35% for the S&P 500 Index, with a correlation factor of -0.09), suggesting art’s potential as a risk diversifier.

The Administrator periodically appraises the Artwork and determines the estimated net asset value per Class A ordinary share, which is reported to shareholders via the Masterworks Platform.

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Looking ahead through 2026, market sentiment has continued to improve following a strong New York auction season in November 2025, which saw approximately $2.2 billion in sales across Christie’s, Sotheby’s and Phillips, the strongest fall auction season in three years and up significantly from the prior year.

The strength of such a sale season can be a signal of renewed market confidence which can attract new supply of quality consignments to market, which has the effect of drawing new bidders to sales. We see this dynamic as potentially the early stages of a recovery cycle. A backlog of major estate sales, which grew over the last several years, remains a potential catalyst for further improvement in market sentiment and opportunity for price discovery. We expect the auction market to play an important role in setting the pace for this next market cycle. Geopolitics and financial-market volatility, however, remain risks to demand, particularly at the top end of the market.

Through 2025, art market transaction volumes have remained below prior periods, which has reduced near-term opportunities for artwork sales by us and by extension, capital formation for new Masterworks offerings. This has resulted in fewer portfolio exits and corresponding distributions to investors. However, we expect the renewed momentum in market sentiment to create more opportunities for exits in 2026. The Company continues to exercise flexibility in timing sales based on market conditions. For the Administrator, reduced realized sales has decreased cash flows from profit participation, though management fee accruals continue as designed.

We are otherwise not aware of any additional trends, uncertainties, demands, commitments or events that will materially affect our operations..

Administrative Services

Pursuant to the Services Agreement among Masterworks, the Company and Masterworks Cayman on behalf of the Segregated Portfolio, Masterworks manages all of our administrative services and funds all ordinary and necessary costs and expenses to maintain the Artwork. In exchange for these services, the Administrator receives Management Fee Shares at a rate of 1.5% per annum. The Administrator will also manage any extraordinary or non-routine services which may be required, from time-to-time, including, without limitation, litigation or services in connection with a sale of the Artwork or any sale, merger, third-party tender offer or other similar transaction involving us. Any third-party costs incurred by the Administrator or payments made by the Administrator in connection with litigation or major transactions will be reimbursed upon the sale of the Artwork or us, as applicable. Because the Company has no employees and no liquid capital resources, the Company is totally reliant on the Administrator to maintain the Artwork and administer its operations. We may determine to sell the Artwork without engaging a third-party intermediary, in which event, the Administrator would be permitted to charge a reasonable fee not to exceed the lowest published buyer’s premium charged by Sotheby’s, Christie’s or Phillips in effect at such time.

Competition

At the time we attempt to sell the Artwork, we may face substantial competition from other entities, such as galleries, and individuals who are selling or seeking to sell similar artworks. These other parties may be willing to sell their artworks at a lower price than us. Further, we will face significant risks from other competitive factors prevailing in the art market, such as the available supply of similar artworks for sale.

Government Regulation

As tangible personal property, art is subject to regulation under different city, state and federal statutory schemes. Generally, domestic art transactions that are conducted within the United States are subject to state Uniform Commercial Code statutes, which govern the sale of goods. Some states have additionally enacted art specific legislation, such as New York’s Arts and Cultural Affairs Law and California’s Resale Royalty Act. In addition, federal statutes such as the Holocaust Expropriated Art Recovery Act and the National Stolen Property Act can apply to title disputes in the art market context. International art transactions involving the import and export of art into and out of the United States will subject us to the rules and regulations established by the United States Customs and Border Protection. Further, we and Masterworks will be subject to the requirements of the federal Cultural Property Implementation Act which is the United States’ accession legislation for the 1970 United Nations Educational, Scientific, and Cultural Organization (UNESCO) Convention which protects countries’ cultural property, including artwork. New York City, as a major art auction center, has enacted legislation governing the activities of auctioneers in the New York City Administrative Code and Masterworks may be subject to these regulations through its transactions and financing arrangements with auctioneers.

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Art transactions that cross international borders may be subject to tariffs, duties, and other trade regulations. Recent fluctuations in global trade policy may impact the art market, with certain categories of artwork facing tariffs as high as 27.5% when imported from specific countries. These tariffs can substantially affect acquisition costs, shipping logistics, and overall investment returns. Our business model requires constant monitoring of these evolving trade policies to optimize transaction structures and minimize unnecessary costs to investors. We maintain relationships with customs specialists to navigate these complexities efficiently.

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Patriot Act) is intended to strengthen the ability of U.S. law enforcement agencies and intelligence communities to work together to combat terrorism on a variety of fronts. The Patriot Act, to which we are subject, has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The Patriot Act required us to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers. The Patriot Act also requires federal banking regulators to evaluate the effectiveness of an applicant in combating money laundering in determining whether to approve a proposed bank acquisition.

Risk Factors

Investing in the Company’s Class A shares involves a high degree of risk and are only suitable for investors who can hold their investment for an indefinite period and can afford to lose their entire investment. The risks described in this section should not be considered an exhaustive list of the risks that prospective investors should consider before investing in our Class A shares. Prospective investors should consult their accountant and other advisors as to legal, tax, business, financial, and related aspects of an investment in the Company. Set forth below is a summary of certain risks that should be considered before making an investment.

We own a unique artwork and whether or not we are able to deliver capital appreciation to investors is largely dependent on the art market, which we cannot control.

We cannot make any assurance that our business model will be successful. Our operations are dedicated to maintaining the Artwork and facilitating the ultimate sale of the Artwork. Our ability to deliver capital appreciation will depend to a large extent on economic conditions, the art market in general and the market for works produced by the specific artist, which are factors that are beyond our control. It is difficult to predict whether there will ever be any profits realized from an investment in the Class A shares.

We do not expect to generate any material amount of revenues and Class A shares do not generate current yield. We do not expect to generate any material revenue, so investors will only recognize a return on their investment if the Artwork is sold or they are able to sell their shares and must be prepared to hold their investment for an indefinite period. An investment in the Class A shares is unsuitable for investors seeking current yield and is only suitable for those seeking long term capital appreciation.

We are undiversified. Investing in our Company is highly risky since 100% of such investment is concentrated in a single artwork.

Your ability to trade shares or otherwise exit your investment is highly uncertain. There is no active public market for our Class A shares and an active trading market may not ever develop or, even if developed, may not be available to all shareholders, may not be sustained or may cease to exist. Although we facilitate secondary purchases and sales of the Class A shares on an alternative trading system operating by a third-party broker-dealer (the “ATS”), certain investors are not eligible to participate on the ATS, including certain non-U.S. citizens, and it may not provide an effective means to sell your shares or receive a price for your shares that is reflective of the fair value of the Class A shares or the Artwork. The Class A shares are thinly traded and dealers do not typically participate in the trading market, which means that trading is episodic and prices at which trades are executed often do not reflect the underlying value of the artwork. In addition, we impose restrictions on the transfer of the Class A shares. Accordingly, you should consider the resale market for the Class A shares to be severely limited, as you may be unable to resell your shares or it may take a lengthy period of time to do so and you may need to offer to sell them at a price that is considerably lower than the fair value or net asset value of the Class A shares.

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Artwork may be sold at a loss. An artwork can decline in value and investors in Masterworks shares may lose all or a significant portion of their investment. Even if the Artwork appreciates in value, the rate of appreciation may be insufficient to cover costs and expenses.

The Class A shares are illiquid. The Class A shares are not eligible for trading on any stock exchange. We intend to hold the Artwork for an indefinite period and the maintenance of an active trading market for the shares is uncertain. Although you may be able to sell shares on the ATS, no assurance can be given that there will be a liquid market or that you will realize fair value upon any such sale. Historically, trading in Masterworks issuer securities on the ATS has been characterized by low transaction volume and inefficient pricing. Investors should be prepared to hold their investment for an indefinite period of time, as there can be no assurance that the shares can ever be tradable or that the Artwork can be sold.

Costs will diminish returns. Fixed costs, such as the expense allocation and administrative services fees paid to Masterworks and variable costs, such as Masterworks profit sharing and costs and fees to sell the Artwork will reduce overall returns on invested capital.

Investing in art is subject to numerous risks. These risks include, without limitation (i) claims with respect to authenticity or provenance, (ii) physical damage due to improper storage, poor workmanship, accidents, theft, natural disasters, fire, etc., (iii) legal challenges to ownership, (iv) market risks, (v) economic risks, and (vi) fraud. Also, the artist that produced the Artwork could fall out of favor for a variety of reasons which would reduce the Artwork’s marketability and value. Any of these risks could reduce the value of the Class A shares.

Art is illiquid. Art is a highly illiquid asset and we cannot guarantee that there will be a buyer for the Artwork at any reasonable price or within any given time frame.

Trends in the art market may change. Temporary consumer popularity or trends among collectors may lead to short-term or temporary price increases, followed by decreases in value. Trends are difficult to predict and may adversely impact the value of the Artwork and or our ability to sell the Artwork.

Claims could cause losses. Buying and selling artwork can involve potential claims regarding title, provenance and or authenticity of the artwork. Costs associated with litigation and or settlement may be advanced by the Administrator, but are ultimately the responsibility of the Company. Accordingly, the existence of any such claims may require us to sell the Artwork at an inopportune time and will reduce the proceeds of a sale that are available to shareholders. Further, although we maintain authenticity and title insurance coverage, such coverage may not be sufficient against potential claims.

Insurance coverage may be insufficient. Insurance coverage may expressly exclude damage caused by war, losses caused by chemical or biological contamination and certain other potential loss scenarios. In addition, coverage limits at any point in time may be below fair value.

The Company is totally reliant on Masterworks. The Company has no liquid capital resources and is 100% reliant on Masterworks to maintain and eventually sell the Artwork. If the Masterworks business model were to fail, we would likely need to sell the Artwork and the timing and manner of any such forced sale may be suboptimal to maximize the sale price and value to shareholders. In addition, although we believe the Administrator has sufficient capital resources and sources of liquidity to perform its obligations under the Services Agreement for the foreseeable future, there can be no assurance that the Administrator will be able to maintain sufficient capital to satisfy its obligations in future periods.

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Masterworks has conflicts of interest. Masterworks earns fees and incurs costs for administering Masterworks issuers such as the Company. Although, there is significant alignment between investors and Masterworks since Masterworks earns fees in the form of equity interests in the Company, Masterworks sells a portion of its equity interests periodically and may earn money from other activities, such as for displaying the Artwork, providing advisory services, future trading in the shares, sale of the Artwork without using a third-party intermediary or in other ways. Masterworks may have financial incentives to hold Artwork for a long time since it earns management fees for the duration of its holding period. Conversely, Masterworks may have financial incentives to sell Artwork prematurely to monetize its equity interests. Masterworks’ interests and the interests of its Board of Managers and officers may not always be aligned with your interests.

Liquidation timing is highly uncertain. There can be no assurance as to the timing of a liquidating distribution or that the Company will pay a liquidating distribution at all. Investment is only suitable for those who can afford to hold their investment indefinitely and afford to sustain a total loss of capital.

The Board of Managers has complete authority to administer our business consistent with our operating agreement. Our Board of Managers has sole voting power over matters such as mergers, consolidations, acquisitions, winding up and dissolution. Additionally, we, in our sole and absolute discretion, may decide to sell the Artwork at any time and in any manner.

The issuance of equity to the Administrator will have a dilutive effect on the holders of our Class A shares and has priority upon a liquidation event. The Administrator will earn a management services fee in the form of Management Fee Shares, which include Class A preferred shares and or SPC preferred shares (which are exchangeable for Class A shares of the Company). These fees will, when issued and exchanged (if applicable), effectively dilute your economic interest in the Artwork. In addition, the holders of Class A preferred shares or SPC preferred shares have a $20.00 per share liquidation preference over the holders of Class A ordinary shares or SPC ordinary shares, respectively. In the event of a liquidation of the Company, the Administrator (or an affiliate of the Administrator that holds the preferred shares of the Company or the Segregated Portfolio, as applicable) would receive $20.00 per share of liquidation proceeds, prior to (and in preference to) the holders of the corresponding ordinary shares receiving any amount of such liquidation proceeds.

Employees

None.

Material Legal Proceedings

None.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with our audited Consolidated Financial Statements and the related notes.

Overview

We are a Delaware limited liability company formed to facilitate an investment in the Artwork by conducting an Offering of our Class A shares pursuant to a Tier II offering under Regulation A+, acquiring the Artwork and maintaining the Artwork for future sale. We are managed by our affiliate, the Administrator.

During all relevant times following the initial closing of the Offering, title to the Artwork has and will continue to be held by the Segregated Portfolio of Masterworks Cayman, a Cayman Islands segregated portfolio company. A segregated portfolio company registered under the Cayman Islands Companies Law is a single legal entity which may establish internal segregated portfolios. The Segregated Portfolio is treated as a subsidiary of the Company for financial reporting purposes. The Artwork is and will continue to be the only material asset of the Segregated Portfolio. The Segregated Portfolio will not incur any indebtedness for borrowed money and will not enter into any contracts, except the management services agreement (as amended, the “Services Agreement”) or any amendment or replacement thereof, or as may be necessary in connection with the sale of the Artwork.

Upon the initial closing of the Offering, the Company entered into a Services Agreement with the Administrator, whereby the Administrator manages all administrative and custodial services relating to our business and pays all ordinary and necessary costs and expenses relating to our business. In exchange for these services and as reimbursement for these costs and expenses, the Administrator earns Management Fee Shares at a rate of 1.5% of the total Class A shares of the Company or total equity interests of the Segregated Portfolio outstanding per annum. The share issuances are made quarterly in arrears and there is no overall limit to the number of Management Fee Shares that may be issued to Masterworks. Any extraordinary or non-routine costs, payments and expenses, if any, will be paid for by the Administrator, but such extraordinary or non-routine costs and payments will be reimbursed upon the sale of the Artwork or a sale of our Company, as applicable.

Other than activities related to the Offering and the acquisition and maintenance of the Artwork, we have not conducted any other business activities or operations. Our strategy is to display, promote and market the Artwork in a manner designed to enhance its provenance and increase its exposure and its value.

We do not expect to generate any material amount of revenues or cash flow unless and until the Artwork is sold. We are totally reliant on Masterworks to maintain the Artwork and administer our business. Although we believe the Administrator has sufficient capital resources and sources of liquidity to perform its obligations under the Services Agreement for the foreseeable future, there can be no assurance that the Administrator will be able to maintain sufficient capital to satisfy its obligations in future periods.

Operating Results

We do not earn a material amount of revenue and have not entered into a contract for the sale of the Artwork. Our operating results for any fiscal period following the final closing of the Offering and prior to the period in which the Artwork is sold, will only reflect the management services fee, which includes all ordinary and necessary operating expenses, any extraordinary or non-recurring items for which we are responsible, if any, and, in the fiscal period in which the artwork is acquired, the expense allocation payable to Masterworks. Accordingly, differences in operating results from one fiscal period to the next are primarily attributable to the timing of the acquisition and disposition of the Artwork. Operating results for a particular fiscal period may also be affected by changes in the fair value of the Artwork, since the services fee payable to Masterworks in the form of Management Fee Shares is recorded based on the fair value of the Class A shares over the time period during which the related services are performed.

During the periods presented in the audited Consolidated Financial Statements included in this Annual Report, we were not responsible for any extraordinary or non-recurring expenses.

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Contingent Liabilities

We had no contingent liabilities as of December 31, 2025.

Income Taxes

We expect that we will be treated as a partnership for U.S. federal income tax purposes and not as an association or publicly traded partnership subject to tax as a corporation. As a partnership, we generally will not be subject to U.S. federal income tax. Instead, each shareholder that is subject to U.S. tax will be required to take into account its distributive share, whether or not distributed, of each item of our income, gain, loss, deduction or credit.

We had no federal and state income tax assets, liabilities or expenses (other than for management fees deducted in connection with the Services Agreement) as of and for the year ended December 31, 2025.

Liquidity and Capital Resources of the Administrator

We do not maintain any material liquid assets and, accordingly, we rely upon the Administrator to pay for the maintenance and administration of our business in accordance with the Services Agreement. The table below summarizes selected unaudited balance sheet information of the Administrator as of December 31, 2025 and as of December 31, 2024, respectively:

	December 31,
	2025	2024
Assets
Cash, cash equivalents and restricted cash	$3,507,005	$17,190,905
Investments in securities from affiliates	25,425,229	26,047,704
Property and equipment, net	364,415	251,043
Other assets	3,920,495	1,456,405
Total assets	$33,217,144	$44,946,057

Liabilities
Current liabilities	$3,525,946	$11,384,165
Long-term liabilities	-	-
Total liabilities	3,525,946	11,384,165

Member’s Equity	29,691,198	33,561,892
Total member’s equity	$29,691,198	$33,561,892

We believe the Administrator has sufficient sources of current and future liquidity to satisfy its obligations under the Services Agreement for the foreseeable future. We do not believe the Company will need to raise any additional funds through the issuance and sale of additional membership interests, excluding management fee shares, and we are not permitted to do so under our operating agreement without the prior approval of holders of the Class A ordinary shares.

Masterworks, including the Administrator, has experienced considerable growth since inception in 2017, which has been funded through borrowings from Scott W. Lynn, the Founder of Masterworks and equity contributions of approximately $110 million from private investors in October 2021. Masterworks earns the vast majority of its management fees and obtains profits interests in the form of equity interests in issuers sponsored on the Masterworks Platform and periodically sells these equity interests for cash consideration. Masterworks has generated operating losses and negative cash flows from operations since 2022.

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The Administrator has covenanted in the Services Agreement that for so long as such agreement remains in effect, the Administrator will maintain on hand cash reserves sufficient to pay at least one year of estimated expenses to satisfy its obligations under the Services Agreement to fund the Company’s operations until the sale of the Artwork. The costs incurred by the Administrator to satisfy its obligations under the Services Agreement and similar agreements for other issuers are expected to be less than its cash inflows, though such cash inflows may be insufficient to fund the Administrator’s operations and growth initiatives. Masterworks intends to fund its ongoing operations and future growth through the sale of management fee shares, together with other revenues generated by Masterworks, and may seek additional sources of third-party financing.

The Administrator earns fees in the form of management fee shares from us and other similar issuer entities and earns revenue when artwork is sold. Management Fee Shares were issued directly by the Company until January 1, 2024 and subsequently have been issued by the Segregated Portfolio that holds Artwork for the Company. The Class A preferred shares issued by the Company have a $20.00 per share liquidation preference over Class A ordinary shares and each Class A preferred share can be converted into one Class A ordinary share at any time at the discretion of the holder of the Class A preferred share. Likewise, the preferred shares earned by the Administrator as management fees in Masterworks Cayman (“SPC preferred shares”) have a $20.00 per share liquidation preference over SPC ordinary shares and each SPC preferred share can be exchanged into one Class A ordinary share at any time at the discretion of the holder of the SPC preferred share.

Masterworks entered into a revolving senior secured promissory note with the Lynn Family Trust 001 in December 2025. The outstanding principal balance of the loan as of December 31, 2025 was $7 million. The loan is secured by substantially all assets of Masterworks, including a pledge of equity interests in the Company beneficially owned by Masterworks. Other than these rights to acquire equity interests from Masterworks in the event of a default under the loan facility, Masterworks creditors have no rights, claims or interest in the assets of the Company.

The Administrator conducts other business activities, including the administration of other entities similar to the Company and expects that, with scale and maturity of its operations as sales of artwork and management fee shares become a more regular occurrence, the Administrator’s cash inflows will consistently exceed its costs. The Company cannot estimate at this time what the aggregate costs and expenses of the Administrator will be with respect to such activities as they will depend on many factors. Additionally, the Company plans to own the Artwork for an indefinite period.

Commitments from Affiliates to Fund Operations

We have a written agreement with the Administrator to fund our operations and costs to maintain the Artwork until we sell the Artwork or the earlier termination of the Services Agreement.

Item 3. Directors and Officers

As of the date of this Annual Report, the following table sets forth the names of the executive officers and members of the Board of Managers of the Company and their positions and offices with the Company:

Name	Age	Position

Nigel S. Glenday	43	Chief Executive Officer; Chief Financial Officer; Member of the Board of Managers

Joshua B. Goldstein	58	General Counsel and Secretary; Member of the Board of Managers

Eli D. Broverman	47	Member of the Board of Managers; Independent Manager

Nigel S. Glenday. Mr. Glenday has served as Chief Executive Officer since inception and as Chief Financial Officer and a member of the Board of Managers of the Company since inception. He has also served as Chief Financial Officer of our affiliate Masterworks, LLC since April 2019 and the Chief Executive Officer of Masterworks Investor Services, LLC since August 2021. From March 2015 through April 2019, Mr. Glenday was a Managing Director for Athena Art Finance Corp., a leading independent art-secured finance company. From July 2012 to March 2015, Mr. Glenday was a Vice President at StormHarbour Securities, LLP, a global markets and financial advisory firm. From 2009 to 2012, Mr. Glenday was an Associate at Morgan Stanley in the Financial Institutions Group, Investment Banking Division, and from 2005 through 2009, Mr. Glenday was an Analyst and Associate Director in the Financial Institutions Group at UBS Investment Bank. Mr. Glenday holds a B.A. in Economics and History from the University of Virginia, where he graduated as a member of Phi Beta Kappa Honor Society.

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Joshua B. Goldstein. Mr. Goldstein has served as a Board Member, the General Counsel and Secretary of the Company since inception and has served in such capacities with our affiliate Masterworks, LLC since February 1, 2018. From September 2016 through December 2017, Mr. Goldstein was a shareholder in the Denver office of Greenspoon Marder, P.A. From April 2015 through August 2016, Mr. Goldstein was self-employed as a corporate attorney. From September 2012 through March 2015, Mr. Goldstein was Executive Vice President, Chief General Counsel and Corporate Secretary of Intrawest Resorts Holdings, Inc., a NYSE-listed resort and adventure company. Prior to joining Intrawest, Mr. Goldstein was a Counsel in the New York office of Skadden, Arps, Slate, Meagher & Flom, LLP from June 2007 to August 2012 and he was an Associate at Skadden from September 1996 until August 2005, where he concentrated on corporate finance, corporate securities and mergers and acquisitions. Mr. Goldstein was also previously a Partner in the New York office of Torys, LLP. Mr. Goldstein holds a B.A. in business administration from the University of Wisconsin-Madison and a J.D. from Fordham University School of Law and is a Certified Public Accountant (inactive).

Eli D. Broverman. Mr. Broverman has served as a Board Member and the Independent Manager of the Company since inception and has served as member of the Board of Managers of Masterworks, LLC since April 29, 2020. Mr. Broverman co-founded Betterment in 2007 and served as its President and COO from 2007 to 2017. An expert in securities and financial institutions law, Mr. Broverman has designed a wide range of structuring and compliance initiatives for broker-dealers and investment advisors. From 2005 to 2007, Mr. Broverman practiced law at the international law firm Proskauer Rose LLP, where he advised Fortune 500 companies and their senior management on securities, tax, and compensation matters. Mr. Broverman serves as an adviser and or Board Member of several privately held financial technology companies, including Betterment, Carver Edison, Covered by Sage, Bloom Credit, and Good Money.

The foregoing individuals have also served in the capacity as executive officers and members of the board of managers of our affiliated entities of Masterworks.

Key Employee of Masterworks

Although not an employee of the Company, through its arrangements with Masterworks, the Company significantly relies on services performed by Scott W. Lynn. Biographical information for Mr. Lynn is set forth below.

Mr. Lynn, who is the Founder of Masterworks, has served as the Chief Executive Officer of our affiliate Masterworks, LLC since February 1, 2018, and as the Chief Executive Officer of the Administrator since November 28, 2018. Mr. Lynn has been an active collector of contemporary art for more than twenty years and has built an internationally-recognized collection of Abstract Expressionism that has included works by Clyfford Still, Barnett Newman, Mark Rothko, Willem de Kooning, and more. Mr. Lynn’s collection has been exhibited at museums such as the Royal Academy in London, the Denver Art Museum, the Palm Beach Museum, National Gallery, the Guggenheim (New York), and the Museum of Modern Art. Mr. Lynn is an Internet entrepreneur and has founded, acquired, or acted as a majority-investor in over a dozen advertising technology, content, and fintech companies. Mr. Lynn serves as a board member of the International Foundation for Art Research (a non-profit; publisher of the IFAR journal, which topically focuses on art authenticity and stolen art research, as well as additional research projects related to artwork authenticity).

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Each of the executive officers receive compensation for his or her services, including services performed for us, from Masterworks. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to the Administrator, we do not intend to pay any compensation directly to these individuals.

12

Compensation of the Board of Managers

Members of the Board of Managers who are also officers of Masterworks and the Company receive no compensation in respect of their service on the Board of Managers. The Independent Manager receives compensation from Masterworks for serving in such capacity on multiple issuer entities. Although we will indirectly bear some of the costs of the compensation paid to the Independent Manager, through fees we pay to the Administrator, we do not intend to pay any compensation directly to this individual.

Compensation of the Administrator

For information regarding the compensation of our Administrator, please see “Management Compensation” in our Offering Circular filed on April 18, 2023, and such section is incorporated herein by reference.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth information about the current beneficial ownership of the Company at December 31, 2025, for:

●	Each person known to us to be the beneficial owner of 10% or more of the Class A shares eligible to vote;

●	Each named executive officer;

●	Each member of the Board of Managers; and

●	All of the executive officers and members of the Board of Managers as a group.

As of December 31, 2025, 34,700 Class A shares, or 92.51% of total Class A shares, are eligible to vote and 2,809 Class A shares, or 7.49% of total Class A shares, are not eligible to vote.

Unless otherwise noted below, the address for each beneficial owner listed on the table is in care of our Company, 1 World Trade Center, 57th Floor, New York, New York 10007. We have determined beneficial ownership in accordance with the rules of the SEC. We believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Class A Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Named Executive Officers and Board of Managers:
Nigel S. Glenday, Chief Executive Officer; Chief Financial Officer(1)	-	*

Joshua B. Goldstein, General Counsel and Secretary(1)	-	*

Eli D. Broverman, Independent Manager(1)	-	*

All named executive officers and Members of the Board of Managers as a group (3 persons)	-	*

10% Holders:
N/A	N/A	N/A

*	Less than 1.0%

(1)	Also serve as members of the Board of Managers of the Company.

13

The Lynn Family Trust 001 (the “Trust”) owns approximately 81% of the membership interests of Masterworks, LLC. Mr. Lynn is the Chief Executive Officer of Masterworks, LLC and Masterworks Administrative Services, LLC. By contract, Mr. Lynn has the power to vote 100% of the membership interests beneficially owned by the Trust and controls Masterworks. No other person beneficially owns 10% or more of the voting membership interests of Masterworks, LLC or any of its subsidiaries. Masterworks beneficially owns 100% of the Company’s non-voting Class B shares and earns Management Fee Shares pursuant to the Services Agreement at an annual rate of 1.5%.

Class B shares beneficially owned by Masterworks entitle Masterworks to 20% of the profit on sale of the Artwork or the ability to convert such shares into Class A shares with a value at the time of conversion equal to 20% of the increase in value of our issued and outstanding Class A and B shares. The amounts reflected in the table do not include any Class A shares which may be issuable upon conversion of Class B shares because such amount is indeterminable, and does not include any Class A shares that Masterworks earned pursuant to a Services Agreement. For additional information regarding the hypothetical number of Class A shares that would be issued to Masterworks upon conversion of its Class B shares at various valuations, see “SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS” in our Offering Circular filed with the SEC on April 18, 2023, which section is incorporated herein by reference.

Item 5. Interest of Management and Others in Certain Transactions

For further details, please see Note 2, “Related Party Transactions” and Note 4, “Subsequent Events” in Item 7, Consolidated Financial Statements.

Item 6. Other Information

None.

14

Item 7. Consolidated Financial Statements

Masterworks 263, LLC

CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2025

and For the Year Ended December 31, 2024

15

Independent auditor’s report

To the Board of Managers and Members of

Masterworks 263, LLC and Subsidiary

Opinion

We have audited the accompanying consolidated financial statements of Masterworks 263, LLC (the “Company”) and Subsidiary, which comprise the consolidated balance sheets of the Company and Subsidiary as of December 31, 2025 and 2024, and the related consolidated statements of operations, members’ equity, and cash flows for the period January 1, 2025 through December 31, 2025 and January 1, 2024 through December 31, 2024, and the related notes to the consolidated financial statements (collectively referred to as “the financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Masterworks 263, LLC and Subsidiary as of December 31, 2025 and 2024, and the results of its operations, its member’s equity and its cash flows for the period January 1, 2025 through December 31, 2025 and January 1, 2024 through December 31, 2024 in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and Subsidiary and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits and in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company and Subsidiary’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Masterworks 263, LLC and Subsidiary’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Masterworks 263, LLC and Subsidiary’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

AGD Legal, S. C.

Cancun, Quintana Roo

April 30, 2026

F-1

MASTERWORKS 263, LLC

Consolidated Balance Sheet

	As of	As of
	December 31, 2025	December 31, 2024
ASSETS
Current Assets:
Cash and Cash Equivalents	$130	120
Total Current Assets	130	120
Artwork	625,000	625,000
Total Assets	$625,130	625,120
MEMBERS’ EQUITY
Members’ Equity:
Total Members’ Equity	$625,130	625,120

Noncontrolling interests in consolidated subsidiary	21,120	10,560
Members’ Equity	604,010	614,560

Total Members’ Equity	$625,130	625,120

The accompanying notes are an integral part of these consolidated financial statements.

F-2

MASTERWORKS 263, LLC

Consolidated Income Statement

	For the period from January 1, 2025 through December 31, 2025	For the period from January 1, 2024 through December 31, 2024
Income:
Royalties	$10	10
Total Income	10	10
Expenses:
Share-based compensation - management services fees	$10,560	10,560
Total Expenses	10,560	10,560
Net Income/(Loss)	$(10,550)	(10,550)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.30)	(0.31)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	34,744	34,172

The accompanying notes are an integral part of these consolidated financial statements.

F-3

MASTERWORKS 263, LLC

Consolidated Statement of Members’ Equity

	Class A ordinary Shares			Class A preferred Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity		Shares	Class A preferred Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	34,700		$618,410	330	$6,600	1,000	$100	$625,110	-	$-	$625,110
Class B shares issued upon entity formation	-		-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-		-	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-		-	-	-	-	-	-	528	10,560	10,560
Shares exchanged / converted	-		-	-	-	-	-	-	-	-	-
Net income/(loss)	-		(10,550)	-	-	-	-	(10,550)	-	-	(10,550)
Balance at December 31, 2024	34,700		$607,860	330	$6,600	1,000	$100	$614,560	528	$10,560	$625,120
Balance at January 1, 2025	34,700	$		330	$6,600	1,000	$100	$614,560	528	$10,560	$625,120
Class B shares issued upon entity formation	-			-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-			-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-			-	-	-	-	-	528	10,560	10,560
Shares exchanged / converted	19		380	(19)	(380)	-	-	-	-	-	-
Net income/(loss)	-		(10,550)	-	-	-	-	(10,550)	-	-	(10,550)
Balance at December 31, 2025	34,719		$597,690	311	$6,220	1,000	$100	604,010	1,056	21,120	$625,130

The accompanying notes are an integral part of these consolidated financial statements.

F-4

MASTERWORKS 263, LLC

Consolidated Statement of Cash Flows

	For the period from January 1, 2025 through December 31, 2025	For the period from January 1, 2024 through December 31, 2024
Cash Flows from Operating Activities:
Net income/(loss)	$(10,550)	(10,550)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	10,560	10,560
Net Cash Provided/(Used) in Operating Activities	10	10

Net Change in Cash and Cash Equivalents	10	10
Cash and Cash Equivalents, beginning of period	120	110
Cash and Cash Equivalents, end of period	$130	120

The accompanying notes are an integral part of these consolidated financial statements.

F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks 263, LLC (“Company”) was formed as a Delaware limited liability company to purchase a painting by Shara Hughes (the “Artwork”). On or about April 12, 2023, the Company commenced accepting subscriptions for an offering of up to 34,700 of our Class A ordinary shares pursuant to Regulation A of the Securities Act of 1933, as amended, for aggregate consideration of up to $694,000 (the “Offering”). Each Class A ordinary share was offered at $20.00 per share. The Offering was fully subscribed and a final closing was held on June 8, 2023.

All of the proceeds from the Offering were used to pay, directly or indirectly, for the acquisition of a single artwork, and to pay an expense allocation or “true-up” to Masterworks Gallery, LLC (“Gallery”) as described in Note 2. The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Member’s Liability – The Company is organized as a Delaware limited liability company. As such, the liability of the member of the Company for the financial obligations of the Company is limited to the member’s contribution of capital.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and a segregated portfolio of Masterworks Cayman, SPC (the “SPC”), a Cayman Islands segregated portfolio company. The Company owns a substantial majority of the economic interests in the 263 Segregated Portfolio (the “Segregated Portfolio”) that owns the Artwork. Title to the Artwork is held by the Segregated Portfolio. As the context requires, references in these consolidated financial statements to the “Company” include either or both of the Company and the Segregated Portfolio, and references to “consolidated” refer to the fact that the Company treats the Segregated Portfolio as a consolidated subsidiary in these financial statements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 810-10 Consolidation: Overall. All significant intercompany transactions and balances have been eliminated in consolidation.

In accordance with ASC 810, noncontrolling interest is presented in the consolidated financial statements when a subsidiary of any of the consolidated entities has a noncontrolling interest. The Administrator has noncontrolling interest in the Segregated Portfolio in connection with the issuance of Management Fee Shares as later defined (see Note 2).

Basis of Accounting and Use of Estimates – The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets and the reported amounts of revenues and expenses in the statements of operations during the applicable period. Actual results could materially differ from those estimates.

Artwork – The purchase price of the Artwork was $625,000. Title to the Artwork is held by the Segregated Portfolio.

The Segregated Portfolio has no assets other than the Artwork, no indebtedness, and does not conduct any operations other than incidental to ownership of the Artwork. The Artwork is recorded at cost, which is the purchase price paid for the Artwork. Artwork is determined to have an indefinite life. The Company will review the Artwork for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets. Those requirements require the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the Artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, the Company:

●	Considers whether indicators of impairment are present. Indicators or triggers of impairment management considers are: deteriorating physical condition of the Artwork, trends in the art market, reputation of the artist, recent sales of other artworks by the artist, and other events, circumstances, or conditions that indicate impairment might exist;

F-6

●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the Artwork, to its carrying value; and

●	If the amount realizable upon sale of the Artwork is deemed to be less than its carrying value, the Company would measure an impairment charge.

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Artwork and its estimated fair value. An impairment loss would be reported as a component of income from continuing operations before income taxes in the Company’s consolidated financial statements. There were no events or circumstances indicating impairment of the Artwork for any period presented.

Cash and Cash Equivalents – The Company’s cash consists of cash held in a Federal Deposit Insurance Corporation (“FDIC”) insured bank account. The Company does not hold any cash equivalents.

Concentration of Credit Risk – The Company maintains its cash in bank accounts in amounts that may exceed federally insured limits at times, but only for a very limited duration. The Company has not experienced any losses in these accounts in the past, and management believes the Company is not exposed to significant credit risks as they periodically evaluate the strength of the financial institution in which it deposits funds and cash is only held for a short duration pending closing or a distribution to members.

Earnings (loss) per Class A ordinary Share – Basic earnings (loss) per share is calculated by dividing net income (loss) available to Class A ordinary shareholders by the weighted-average Class A ordinary shares outstanding during the period.

For diluted earning per share, the weighted-average share count also includes additional Class A shares that could be issued from:

1.	The exchange of Management Fee Shares (as defined later in this Note).
2.	The conversion of Class B shares, if any, based on the estimated fair value of the related artwork.

Income Taxes – The Company is a limited liability company taxed as a partnership and thus is generally not subject to federal or state income taxes. As a segregated portfolio of a Cayman Islands company treated as a corporation, the Segregated Portfolio is not subject to any foreign or domestic income taxes. Accordingly, the Company’s taxable income or loss, which may vary substantially from income or loss reported for financial reporting purposes, will be included in the federal and state income tax returns of the Company’s members based upon their respective share of the Company’s income and expenses as reported for income tax purposes. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

For the current tax year and for all major taxing jurisdictions, the Administrator has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense, and penalties on any income tax liability would be reported as income taxes. The Administrator does not expect that its assessment regarding unrecognized tax positions will materially change over the next twelve months. However, the Administrator’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors including but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S., state, and foreign income tax laws, and changes in administrative practices and precedents of the relevant taxing authorities.

F-7

Members’ Equity – Members’ equity is comprised of different classes of membership interests, as described below:

Class A preferred shares are entitled to receive any and all net proceeds from the sale of the Artwork up to $20 per share before any payment is made with respect to Class A ordinary shares and Class B shares. If and to the extent the holders of Class A preferred shares have received $20 per share following a sale of the Artwork and there are additional net proceeds remaining, the holders of Class A ordinary shares are entitled to receive any and all net proceeds from the sale of the Artwork up to $20 per share before any payment is made with respect to Class B shares. If and to the extent the holders of both the Class A preferred shares and the Class A ordinary shares have received $20 per share following a sale of the Artwork and there are additional net proceeds remaining, the Class A preferred shares and Class A ordinary shares are entitled to 80% of such excess funds available for distribution and the Class B shares are entitled to the remaining 20% of such excess funds, provided, that such amounts would be proportionately adjusted if any or all of the Class B shares had been converted to Class A ordinary shares prior to the sale of the Artwork. Any Class A shares owned by the Administrator have no voting rights. The authorized number of Class A ordinary shares is limited to 34,700 plus (i) shares issued pursuant to the Services Agreement (as defined below) (including shares which may be issued upon conversion and exchange of such shares), plus (ii) shares which may be issued upon conversion of Class B shares. The number of Class A preferred Shares shall be limited to the number of Class A preferred shares which may be issued pursuant to the Services Agreement, provided that following December 31, 2023, SPC preferred shares (exchangeable for Class A ordinary shares) are issued pursuant to the Management Services Agreement instead of Class A preferred shares. Class A preferred shares may be convertible into Class A ordinary shares, in whole or in part, at any time prior to the consummation of the sale of the Artwork, for no additional consideration. All Class A ordinary shares have certain limited voting and approval rights, generally including the issuance of additional shares, and removing members of the Board of Managers or the Administrator. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

Class B shares are entitled to 20% of the excess amount, if any, available for distribution to members following a sale of the Artwork after the holders of Class A shares have received $20 per share. In addition, prior to a sale of the Artwork, Class B shares may be converted into Class A ordinary shares with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding Class A and Class B shares. Any increase in value of the Class A ordinary shares would potentially dilute earnings per share in the future. The authorized number of Class B shares is limited to the number of Class B shares set forth on the Consolidated Statement of Members’ Equity. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares have no voting rights.

The SPC preferred shares have $20 per share liquidation preference over SPC ordinary shares and are “non-participating”, meaning they do not entitle the holder to receive more than $20 per SPC preferred share. The SPC preferred shares entitle the holder to receive cash upon any sale of the Artwork held by the Segregated Portfolio in an amount up to $20 per share before any payment is made in respect of the Class A shares or SPC ordinary shares. The SPC preferred shares are exchangeable into Class A ordinary shares of the Company at an exchange rate of 1 for 1. If there is a sale of the Artwork resulting in a net loss (i.e. holders of Class A shares on a fully-diluted basis would receive a liquidating distribution of less than $20 per Class A share), the Administrator, as the holder of the SPC preferred shares, would effectively receive up to $20 per SPC preferred share in preference to any distribution made to Class A shareholders of the Company. If the Artwork sale results in a net profit (i.e. holders of Class A shares on a fully-diluted basis would receive a liquidating distribution of more than $20 per Class A share), the Administrator would convert its SPC preferred shares into Class A shares of the Company prior to the liquidating distribution and would receive the same economics per Class A share as other Class A shareholders.

SPC ordinary shares represent a 100% residual economic ownership interest in the Segregated Portfolio that owns the Artwork, after deduction of amounts payable in respect of the SPC preferred shares, if any.

The Class C ordinary share has no economic or voting rights, but would enable the holder thereof, if any, to remove, replace or reconstitute the Board of Managers. The Class C ordinary Share, if issued, may be issued to an affiliated entity of the Company that has raised capital from unaffiliated third party investors to invest in a diversified collection of artwork, which may include an investment in the Company’s Class A ordinary shares.

Organizational and Offering Costs – The Company’s expenses are paid by the Administrator pursuant to the Management Services Agreement under which the Administrator will receive a management services fee, payable quarterly in arrears (the “Services Agreement”). Until December 31, 2023, the management services fee is payable in the form of additional membership interests represented by Class A preferred shares. On December 31, 2023, the parties amended the Services Agreement to provide that the Segregated Portfolio issue its preferred shares to the Administrator at a rate of 1.5% of the total outstanding equity interests of the Segregated Portfolio after giving effect to such issuance, per annum (the “SPC preferred shares”), which are exchangeable on a one-for-one basis into Class A ordinary shares of the Company, in respect of management services on a go-forward basis (together with any other Class A shares issued in respect of management fees, “Management Fee Shares”). The Management Fee Shares will be accounted for as a management services fee expense and an equity issuance in the Company’s consolidated financial statements. Organizational and offering costs of the Company were paid by the Administrator and its affiliates on behalf of the Company.

Revenue Recognition – The Company does not plan to generate a material amount of revenue until the Artwork is sold at some undetermined future date. At the time of sale, revenue will be recognized upon the transfer of the Artwork title to the buyer.

F-8

2. RELATED PARTY TRANSACTIONS

In connection with the Offering, the Company adopted an Amended and Restated Operating Agreement, which created different classes of membership interests, as described in Note 1. As a result, all of the Company’s original membership interests were converted into Class B shares.

The Administrator contractually provides management services to the Company. The management services fee is paid by issuing Management Fee Shares to the Administrator at a rate of 1.5% of the total Class A shares of the Company outstanding per annum. The Management Fee Shares are issued using the net asset value effective as of the applicable quarter-end in which the management services fee is due and payable. The Company recorded $10,560 in management fees relating to the issuance of 528 Class A preferred shares to the Administrator for the period January 1, 2025 through December 31, 2025. The Company recorded $10,560 in management fees relating to the issuance of 528 SPC preferred shares to the Administrator for the period January 1, 2024 through December 31, 2024. The management services fee covers all ordinary operating costs of the Company; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will show the expense on its statement of operations in the year of occurrence, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork is sold and the resulting proceeds can be used to settle the liability to the Administrator. The Administrator may be removed from its role as Administrator if the holders of two-thirds (⅔) of the voting shares of the Company vote to remove and replace the Administrator, which would result in termination of the Management Services Agreement. The Company recognizes the management services fees expense at the time of issuance of the related Management Fee Shares as the requisite service period is considered completed. The Company recognizes the administrative services fees expense at the time of issuance of the related Management Fee Shares as the requisite service period is considered completed. The weighted average grant-date fair value of shares issued, if any, to the Administrator during 2025 and 2024 were $20.00 and $20.00, respectively.

The Company is party to a Management Services Agreement with the Administrator, in which the Administrator pays the Company for the rights to commercialize the Artwork for the duration of the operations of the Company. The Company receives de minimis royalty income from the Administrator each fiscal year.

All balances and transactions denoted as to or from “affiliate” on the accompanying balance sheet, statement of operations, and statement cash flows represent related party transactions.

3. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets, other than a single work of art, has no employees, and has no debts or contractual obligations, other than an management services agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the consolidated financial statements requires the use of estimates by management. Although the Artwork is carried at its cost basis, subject to possible impairment, Management must estimate the value of the Artwork to determine the expense associated with fees payable to the Administrator, which are payable in the form of Management Fee Shares. The value of artwork is highly subjective and given that each artwork is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses. The value of the Artwork estimated by management has no impact on the number of Management Fee Shares issued.

The Company is subject to an exceptionally high level of concentration risk. The Company’s single Artwork can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

4. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since December 31, 2025 and reflected their effects, if any, in these consolidated statements through April 30, 2026, the date the financial statements were available to be issued and no material subsequent events have occurred.

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Item 8. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A filed on April 3, 2023).*
2.2	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A filed on April 3, 2023).*
2.3	Form of Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-U filed on January 4, 2024).*
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Form 1-A filed on April 3, 2023).*
6.1	Form of Amended and Restated Management Services Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on January 4, 2024).*
6.2	Form of Intercompany Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A filed on April 3, 2023).*
6.3	Art Purchase Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A filed on April 3, 2023).*

* Filed Previously

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks 263, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Nigel S. Glenday	Chief Executive Officer	April 30, 2026
Nigel S. Glenday	(Principal Executive Officer)

/s/ Nigel S. Glenday	Chief Financial Officer (Principal Financial Officer	April 30, 2026
Nigel S. Glenday	and Principal Accounting Officer) and Member of Board of Managers

/s/ Joshua B. Goldstein	Member of the Board of Managers	April 30, 2026
Joshua B. Goldstein

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